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    January 19, 2001

Ms. Lothian Skelton
P.O. Box 390190
Anza, California 92539

    Re:  Special Red Skelton Project

Dear Ms. Skelton:

    This letter will serve as our binding agreement for the production and distribution of Red Skelton's artistic work comprised of portions of his highly acclaimed television programs, a print from one of his famous paintings, and a colorful brochure commemorating Mr. Skelton's unique show business history and historical photographs. We intend to make a substantial investment for this project in reliance on your agreement to work with us. Accordingly, the parties to this agreement hereby agree as follows:

  1.
  You agree to license to Millennium Multi Media.com Corp. ("MMM"), on an exclusive basis, according to the terms of this agreement (a) the existing library of 24 one-half hour videos of Red Skelton NBC television shows, first aired in the 1970-1971 season (b) a painting created by Red Skelton, and (c) sufficient historical photographs of Red Skelton, that you currently own, in order to enable MMM to research, edit, digitize, catalogue, produce, package, and sell a set, and one sequel to the set, of Red Skelton works tentatively to be entitled Red Skelton, America's Clown Prince, which is expected to be comprised of the following (the "Program"): Approximately three one-hour videos to be enclosed in an attractive case, accompanied by a colorful brochure describing Red Skelton's unique show business history, surrounded by historical photographs of Red Skelton that is in your collection, and a print created from one of Red Skelton's famous paintings. MMM will have the right to produce, duplicate, market and sell the Program and one sequel to the Program on a worldwide basis for a minimum of five years from the date of this agreement pursuant to the terms and conditions of this letter agreement and extended beyond the five-year period only after mutual agreement.

  2.
  In consideration for the license granted by you to MMM in this agreement, MMM will provide all of the following, in the absence of any which this agreement will terminate automatically:
  a.
  Pay to you sum of $100.00 at execution of this agreement, to effectuate this agreement. This amount will not be refundable under any circumstances, but may be used to offset any future royalties payable to you from net revenues, as provided in Paragraph 3;

  b.
  Pay to you, if available, in 1-yr (one year) the further sum of $100,000 during each of the first two years during which this agreement is effective, likewise non-refundable but available as a set-off. If any portion of the one-hundred thousand dollars ($100,000.00) is not paid to you by the end of the first year, the unpaid balance will be added to the amount payable in paragraph 3;

  c.
  Provide all the costs of researching, producing, advertising, promoting, duplicating, and selling the Program (collectively, "Program Costs"), and will share net revenues from the sale or license of the Program as provided in Paragraph 3.
  3.
  Net revenues from the sale or licensing of the Program and one sequel to the Program throughout the world will be allocated first to its Program Costs and Expenses, and thereafter 50% to you and 50% to MMM. During the second (2nd) year, you will be paid the sum of one hundred thousand dollars ($100,000.00) net plus (+) any balance remaining from paragraph 2

    (b). Total payments to you, in each year, after the second anniversary, must be at least $100,000 net. If any payments specified in this paragraph (3) are not made (for example if funds are not available), the agreement will terminate at the end of that particular year. By definition, net revenue is equal to gross receipts less direct costs, as indicated in Paragraph 2 (c). You, by all means, are allowed an audit of the financial statement by an accountant of your choice and at your expense, at least one a year to verify cost and receipts.

  4.
  MMM will have the right by methods determined by it in its sole discretion to market and sell or license the Program and one sequel to the Program throughout the world for broadcast in any medium, including but not limited to on video, television, theatre, print, retail, cable television, pay-per-view, and the Internet.

  5.
  MMM will have primary responsibility and authority for producing the Program, provided, that MMM will in good faith consult with you on an ongoing basis for the creative content and style of the Program and one sequel to the Program. MMM will have sole responsibility and authority for marketing, licensing and selling the Program and its sequel. You agree to permit MMM adequate access to the aforementioned 24 one-half hours of video, the painting by Red Skelton, and the historical photographs in order to enable MMM to produce the Program and one sequel to the Program, as contemplated by this agreement.

  6.
  MMM has the right in its sole discretion to elect to produce and sell one sequel to the Program, and you agree to give MMM adequate access to the same works of Red Skelton as described in Paragraph 1 of this agreement in order to enable MMM to produce and sell one sequel to the Program. The terms and conditions of this agreement will apply to the sequel to the same extent as they apply to the Program.

  7.
  Net revenues allocable to you from the sale or licensing of the Program and its sequel will be delivered to you by MMM within thirty (30) business days after receipt of the revenues by MMM.

  8.
  Except only for the license rights granted to MMM in this agreement, you and Red Skelton Productions, Inc. will retain sole legal title and ownership of Red Skelton's works (collectively, the "Works") described in Paragraph 1 of the aforementioned works. To the extent MMM may have an option to purchase a portion of the Works from you, such option would be evidenced by a separate written agreement executed by you and MMM or a designee of MMM. It is further agreed that the first series of videos from "The Works" will be prepared and ready to market no later than March 1st, 2001. This will then comply with the trademark application extension period, deadline, and requirements.

  9.
  You agree not to convey any rights to the Works nor to permit any person or entity other than MMM to produce, sell or license the Works in such a way as to directly or indirectly compete with the Program or its sequel. During the effective period of this agreement, MMM's licensing rights under this agreement with respect to the Program and its sequel are exclusive.

  10.
  MMM agrees to remit all income owed to you as follows:

  a.
  60% of the payable income directly to Red Skelton Productions, Inc.

  b.
  40% of the payable income directly to Lothian T. Skelton

This agreement will be governed by and construed in accordance with the laws of the State of California.

This agreement is valid, binding and enforceable, and may be relied upon by both parties.

Please execute this letter in the space indicated below to express your agreement with the terms and conditions of this letter agreement.

MILLENNIUM MULTI MEDIA.COM CORP.,
A Utah corporation
	By:	/s/ BOBBY ROBERTS Bobby Roberts, President
Acknowledged and Agreed:
/s/ LOTHIAN SKELTON Lothian Skelton

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